SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Doral Financial Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.75% Perpetual Cumulative Convertible Preferred Stock	25811P704
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717
(787) 474-6700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
D. Rhett Brandon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
212-455-2000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$59,455,770	$3,318

*	Estimated solely for the purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) of newly issued shares of common stock (the “Common Stock”) of Doral Financial Corporation (“Doral” or the “Company”) for shares of Doral’s 4.75% Perpetual Cumulative Convertible Preferred Stock (“Convertible Preferred Stock”). This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by adding the sum of the product of (i) $55.00, the average of the bid and asked price per share of Doral Financial Corporation’s 4.75% Perpetual Cumulative Convertible Preferred Stock (“Convertible Preferred Stock”) in the OTC market on October 5, 2009 (the latest date for which prices are available) and (ii) 1,081,014, the maximum number of shares of Convertible Preferred Stock that could be accepted for exchange in the exchange offer.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,223	Filing Party:	Doral Financial Corporation
Form or Registration No.:	Form S-4 File No. 333-161546	Date Filed:	August 25, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☑   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 20, 2009, as previously amended, by Doral Financial Corporation, a corporation organized under the laws of the Commonwealth of Puerto Rico (“Doral” or the “Company”) to exchange newly issued shares of Doral’s common stock, par value $0.01 per share (the “Common Stock”), for its outstanding shares of 4.75% Perpetual Cumulative Convertible Preferred Stock (“Convertible Preferred Stock”), on the terms and subject to the conditions set forth in this document and in the Prospectus (incorporated by reference herein as Exhibit (a)(1)(A)) (the “Prospectus”) and the letter of transmittal (incorporated by reference herein as Exhibit (a)(1)(B)) (the “Letter of Transmittal”).
     Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO or in the Prospectus. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Prospectus.
     The terms of this Schedule TO (including the Prospectus) and the transactions described herein are intended to comply with the provisions of Rule 13e-4 under the Exchange Act.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by Amendment No. 1 and this Amendment No. 2, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. Accordingly, you should read this Amendment No. 2 to Schedule TO together with the Schedule TO as previously amended.

Item 4. Terms of the Transaction
Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following thereto:
On November 17, 2009, the Company issued a press release announcing that it has extended the expiration date of the Exchange Offer. The expiration date for the Exchange Offer has been extended until December 9, 2009, unless the Company further extends the Exchange Offer or terminates it early. The full text of the press release, relating to the announcement of the extension of the Exchange Offer, is filed herewith as Exhibit (a)(5)(C) and is incorporated herein by reference.
Item 10. Financial Statements
Item 10(a) of Schedule TO is hereby amended and supplemented by adding the following thereto:
Financial Information.
The information set forth in the Prospectus in the sections entitled “Selected consolidated financial data,” “Unaudited pro forma financial information,” “Management’s discussion and analysis of financial condition and results of operations,” and “Financial statements,” has been revised to include the Company’s financial and operating data as of September 30, 2009 and for the quarter and nine months ended September 30, 2009 and September 30, 2008, and is incorporated herein by reference.
Item 10(b) of Schedule TO is hereby amended and supplemented by adding the following thereto:
Pro Forma Information.
The information set forth in the Prospectus in the sections entitled “Unaudited pro forma financial information” has been revised to reflect the Company’s financial and operating data as of September 30, 2009 and for the quarter and nine months ended September 30, 2009 and September 30, 2008, and is incorporated herein by reference.
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended to replace exhibits (a)(1)(A), a(1)(B), a(1)(C) and a(1)(D) with the following exhibits:

(a)(1)(A)	Prospectus, dated November 17, 2009 (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on November 17, 2009).

(a)(1)(B)	Form Letter of Transmittal (incorporated by reference to Exhibit 99.1 of Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on November 17, 2009).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on November 17, 2009).

(a)(1)(D)	Form of Letter to Clients (incorporated by reference to Exhibit 99.3 of Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on November 17, 2009).
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(C)	Press Release, dated November 17, 2009, announcing the extension of the Exchange Offer.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 16, 2009

DORAL FINANCIAL CORPORATION
By:	/s/ ROBERT E. WAHLMAN
Robert E. Wahlman
Executive Vice President and Chief Financial and Investment Officer

EXHIBIT INDEX

(a)(1)(A)	Prospectus, dated November 17, 2009 (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on November 17, 2009).

(a)(1)(B)	Form Letter of Transmittal (incorporated by reference to Exhibit 99.1 of Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on November 17, 2009).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on November 17, 2009).

(a)(1)(D)	Form of Letter to Clients (incorporated by reference to Exhibit 99.3 of Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on November 17, 2009).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Press Release, dated October 20, 2009, announcing the Exchange Offer.*

(a)(5)(B)	Investor Presentation, dated October 2009.*

(a)(5)(C)	Press Release, dated November 17, 2009, announcing the extension of the Exchange Offer.

(b)	Not applicable

(d)	Not applicable.

(g)	Not applicable.

(h)(1)(A)	Opinion of Simpson Thacher & Bartlett LLP (incorporated by reference to Exhibit 8.1 to the Amendment No. 1 to the Registration Statement on Form S-4 filed on September 29, 2009).

(h)(1)(B)	Opinion of O’Neill & Borges (incorporated by reference to Exhibit 8.2 to the Amendment No. 1 to the Registration Statement on Form S-4 filed on September 29, 2009).

*	Previously filed

5